UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 7 May 2015

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Incorporated in the Republic of South Africa)
Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
"Gold Fields" or "the Company")

RESULTS OF ANNUAL GENERAL MEETING OF GOLD FIELDS LIMITED HELD ON 6 MAY 2015

Shareholders are advised that at the Annual General Meeting of Gold Fields Limited held on Wednesday 6 May 2015, the ordinary and special resolutions, as well as advisory endorsement of the company's remuneration policy, as set out in the notice of the annual general meeting dispatched to shareholders on 31 March 2015 were passed, on a poll, by the requisite majorities.

Details of the results of the voting are as follows:

Total issued share capital: 778,014,626
Total number of shares present/
represented including proxies at the meeting: 633,913,501
being 81.48% of the total votable shares

Ordinary resolutions	Number of shares voted	Shares voted for:	Shares voted against:	Shares abstained:
1.Re-appointment of auditors	632,851,870	632,707,966	143,904	1,061,631
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	99.98%	0.02%	0.13%
2.Re-election of a director: AR Hill until 31 December 2015	632,755,562	583,940,390	48,815,172	1,157,939
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	92.29%	7.71%	0.14%
3. Re-election of a director: RP Menell	632,755,585	612,150,630	20,604,955	1,157,917
	% of total shares	% of shares voted	% of shares voted	% of total issued shares
	100%	96.74%	3.26%	0.14%
4. Re-election of a director: CA Carolus	632,753,677	563,816,355	68,937,322	1,159,824
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares

	100%	89.11%	10.89%	0.14%
5. Re-election of a member and Chair of the Audit Committee: GM Wilson	632,760,553	618,974,269	13,786,284	1,152,948
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	97,82%	2.18%	0,14%
6. Re-election of a member of the Audit Committee:RP Menell	632,757,840	612,470,609	20,287,231	1,155,661
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	96.79%	3.21%	0,14%
7. Re-election of a member of the Audit Committee: DMJ Ncube	632,742,663	618,942,260	13,800,403	1,170,838
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	97.82%	2.18%	0.15%
8. Approval for the issue of authorised but unissued ordinary shares	618,782,420	563,405,305	55,377,115	15,131,081
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	91.05%	8.95%	1.94%
9. Approval for the issuing of equity securities for cash	618,530,599	563,402,248	55,128,351	15,382,902
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	91.09%	8.91%	1.97%
10. Advisory endorsement of the remuneration policy	587,394,330	454,240,649	133,153,681	46,519,171
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	77.33%	22.67%	5.97%

Special resolutions	**Number of shares voted**	**Shares voted for:**	**Shares voted against:**	**Shares abstained:**
1. Approval of the remuneration of non-executive directors	608,238,141	601,075,672	7,162,469	25,675,360
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	98.82%	1.18%	3.30%
2. Approval for the Company to grant financial	618,940,188	617,657,566	1,282,622	14,973,313
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares

assistance in terms of section 44 and 45 of the Act	100%	99.79%	0.21%	1.92%
3. Acquisition of Company's own shares	618,826,606	531,335,651	87,490,955	15,086,895
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	85.86%	14.14%	1.93%

Over 81.48% of votable shares were represented at the AGM.

The special resolutions will be filed with the Companies and Intellectual Property Commission in accordance with the requirements of the Companies Act, No 71 of 2008.

06 May 2015
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 7 May 2015

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer